BacTech Environmental Corporation

Address. Suite 409, 37 King St.,

East Toronto, Ontario

Canada M5C 1E9

Phone: (416) – 813-0303

Anuja A. Majmudar

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BacTech Environmental Corporation
Offering Statement on Form 1-A
Filed: April 2, 2020

File No. 024-11187

July 10, 2020

Dear Ms. Majmudar,

This letter sets forth the request of BacTech Environmental Corporation, (“BCCEF” or the “Company”) to Qualify its Offering Statement on Form 1-A.

Kindly be advised that BacTech Environmental Corporation requests that its Regulation A offering be qualified on Tuesday July 14, 2020 at 2pm or as soon thereafter is practicable.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

BacTech Environmental Corporation

/s/ Ross Orr
Name:	Ross Orr
Title:	Chief Executive Officer, Director